Slopestyle Corporation

1111 Hughes Court

Wylie, Texas 75098

(972) 442-4314

Ms. Peggy Kim

July 21, 2006

Mr. Scott Anderegg

U.S. Securities & Exchange Commission

100 F Street NE

Washington, DC 20549

RE:

Slopestyle Corporation

Form SB-1

File No. 333-132082

Dear Ms. Kim and Mr. Anderegg:

Following are responses to your comment letter dated May 30, 2006.

Cover Page of Prospectus

1.

We have revised to add a statement that the prospectus is preliminary and subject to completion
(page 1)

2.

We have included an escrow agreement and changed the Registration Statement accordingly
(pages 1 and 9) The Escrow Agreement has been filed as an Exhibit

Summary Financial Data

3.

This section has been updated to include December 31, 2005 and March 31, 2006 (page 3)

Dilution

4.

Dilution table has been updated to reflect dilution as March 31, 2006 (page 8)

Management Discussion

5.

This section has been updated through March 31, 2006 (page 17 and 18)

Capitalization

6.

This section has been updated through March 31, 2006 (page 23)

Financial Statements

7.

Financial Statements for the interim period three months ended March 31, 2006 have been included

Exhibits

8.

Updated auditors’ consent are included with the filing.

Please call me if you need any further clarification on any of these answers.

Sincerely,

/s/ Reed T. Buley

Reed T. Buley

President